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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of October, 1998.


                        LASERMEDIA COMMUNICATIONS CORP.
                 11 Charlotte Street, Toronto, Ontario M5V 2H5


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                     Form 20-F    X        Form 40-F
                                -----                 -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                            Yes             No    X
                                 -----          -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

                                 Not Applicable






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                        LASERMEDIA COMMUNICATIONS CORP.

                                 PRESS RELEASE



FOR IMMEDIATE RELEASE                                     Press Release #15
Toronto, Ontario                                           October 22, 1998



LASERMEDIA ANNOUNCES REORGANIZATION OF SENIOR MANAGEMENT AND ADVISORY BOARD APPOINTEES


LaserMedia Communications Corp. (CDN: LMCD)
TRADING ON NASDAQ/OTC-BULLETIN BOARD (LZMCF)
Issued and Outstanding - 13,222,040 Common Shares


TORONTO, October 22, 1998, Erik Schannen, President of LaserMedia Communications Corp. announces that in order for LaserMedia to meet its financial goals and objectives and migrate from a purely research and development company to a successful sales and marketing company, he will resign as both an officer and director. He is pleased to announce that Richard Hue will now become both a director as well as Chairman and CEO of LaserMedia Communications Corp. Richard Hue brings with him over 17 years of business experience and specializes in bringing companies such as LaserMedia with proven products to market.

"The possibilities for growth (by LaserMedia) are tremendous" states Richard Hue, "Our business is focused on two of the largest growth industries of this decade, health and fitness and the Internet/E-Commerce"!

Richard Hue is confident that he'll be able to lead LaserMedia's technology into the health and fitness markets with its already tried and proven line of interactive CD-ROMs and will soon be announcing a team of experts to carry forward LaserMedia's "e-commerce" initiative to take advantage of the continued explosive growth of the Internet as well as health and fitness.

Other senior management changes include, Mr. Brian Gibson who has resigned as COO/CFO to pursue other interests but will act as a consultant to the Company. This is all part of LaserMedia's cost cutting efforts in order to offset the investment needed to transform it from an R&D company into more of a sales and marketing company.

In addition, the Company has brought in a number of senior management and/or advisors to assist the Company in executing it's plan. Joining LaserMedia will be:




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      *    Aldo Baiocchi, President and CEO of Aludra Software and was past
           President of "IFRONT" (a subsidiary of Microforum, a Toronto, TSE listed company). During his tenure he was responsible for the site receiving from 0 hits to 12 million hits/month and as V.P. of Production for Microforum, he developed over 30 successful CD Rom titles (including such hits as "Game Empire CD" which sold over 2 million units). He will now act as CTO & Director of Development;

      * Mark Vange, CTO of VR1, the world's largest developer of online-only games for the Internet, will act as CO-CTO and Advisor; and

      * Michael Rabinovici, Internet Management Services, Inc. will act as LaserMedia's Internet Project Manager.

LaserMedia is the first company to bring interactive Technology to health and fitness. The Company is currently recognized as a leading developer and publisher of health and fitness interactive multimedia software on CD-ROM. LaserMedia developed the world's first "Personal Fitness Trainer" on multimedia CD-ROM called Active Trainer(TM), the interactive elements of which permit users to participate in, and influence, a fitness and entertainment experience with 3-D graphics, animation and sound. The Company's Active Fitness(TM) library currently consists of 4 titles; Active Trainer(TM), Active Legs and Buns(TM), Active Abs(TM), Active Body BLAST(TM) (Active Buns & Active Abs packaged together) with a 5th and 6th title Active Planner(TM) and Active VR(TM) to be released in early 1999.

LaserMedia's head office is located in Toronto, Ontario.


For further information, contact:
Jack Wall
Investor Relations, RT Equity Inc.
(416) 967-4779 / (888) 821-2800

THE INFORMATION HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY REGULATORY AUTHORITIES.





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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, LaserMedia Communications Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               LASERMEDIA COMMUNICATIONS CORP.



Date: October 23, 1998                         By:/s/ Robert Brian Gibson
                                                  ------------------------------
                                                      ROBERT BRIAN GIBSON
                                                      Chief Operating Officer,
                                                      Chief Financial Officer